Donald R. Readlinger
direct dial:  609.951.4164
readlingerd@pepperlaw.com

May 21, 2010

Via EDGAR and Facsimile
Jennifer Riegel Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549

Re:	PolyMedix, Inc. Registration Statement on Form S-3 Filed April 13, 2010 File No. 333-166024

Dear Ms. Riegel:

On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 26, 2010, relating to the Company’s Registration Statement on Form S-3 (File No. 333-166024) filed April 13, 2010 (the “Registration Statement”).  For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.  In addition, we have provided marked copies of a proposed amendment to facilitate your review.

General

1.           Please revise your registration statement to provide a complete description of each private placement transaction for the shares registered on this registration statement, other than the shares underlying the warrant issued to Hercules Technology Growth Capital, Inc.

Company Response:

As requested, the Company has revised the Registration Statement on page 5 and in the notes on pages 7 through 10 in response to the Staff’s comment.

Description of the Options

2.           Please revise your registration statement to remove the 156,896 shares that will be issuable upon exercise of the warrant issued to Hercules Technology Growth Capital, Inc. if you borrow an additional $4,000,000.  The additional shares underlying the warrant can be registered for resale if and when you borrow the additional funds.

Company Response:

As requested, the Company has revised the Registration Statement to remove the 156,896 shares for which the warrant issued to Hercules Technology Growth Capital, Inc. is not currently exercisable.

*****

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to my attention at 609.951.4164.

Very truly yours,

/s/ Donald R. Readlinger
Donald R. Readlinger

cc:	Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.